Mail Stop 0510

      February 11, 2005

Via U.S. mail and facsimile

Laith I. Nosh, President and Chief Executive Officer
Ikona Gear International, Inc.
1850 Hartely Avenue, Unit #1
Coquitlam, British Columbia, Canada V3K 7A1

	RE:	Form 10-KSB for the fiscal year ended August 31, 2004
		Form 10-QSB for the period ended November 30, 2004
			File No. 0-49664


Dear Mr. Nosh:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-KSB FOR THE YEAR ENDED AUGUST 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 1.  Description of Business

General, page 4
2. You have disclosed that your goal is to enter into licensing agreements in three different vertical markets. Please expand your disclosure to describe what you refer to as vertical markets. In addition, please disclose how differences in these markets could have an effect on the licensing agreements entered into and any significant effect it may have on revenues.
3. Please expand your disclosure to include the sources and availability of raw materials necessary in the manufacturing of your product. Please also include the names of any principal suppliers.
Refer to Item 101(b)(5) of Regulation S-B.

Item 5.  Market for Common Equity and Related Stockholder Matters

Recent Sales of Unregistered Securities, page 11
4. The information you have disclosed regarding your January 2004 private placement indicates shares totaling 290,000 were sold at $0.50 per share. The trading highs and lows for your stock on the OTC Bulletin Board for January 2004 ranged from $1.10 to $3.25. You have further disclosed between February and April 2004, you completed private placements, where 2,438,206 shares were sold at $0.75 per share. The trading highs and lows for your stock on the OTC Bulletin
Board for this period ranged from $1.45 to $2.30. Please expand your disclosure to describe the accounting treatment used to record these transactions. Please include the amounts, if any, charged to compensation expense and where these charges were recorded in the financial statements. Please also include this information in Note
7.





Item 6.  Management`s Discussion and Analysis or Plan of
Operations

Plan of Operations, page 12
5. Your disclosure indicates that you will be "developing and refining joint venture and licensing agreements." Please confirm to us that you currently do not have any joint venture agreements. If joint ventures do exist at August 31, 2004, please expand your disclosure here and in the footnotes to the financial statements to disclose the nature of the agreements and describe the accounting treatment used relating to the joint venture transactions.

Item 7.  Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2
6. The audit opinion included in your Form 10-KSB for the year ended
August 31, 2004 does not include your auditor`s opinion on the cumulative since inception period for your statements of operations, statement of stockholders` equity (deficiency), and statements of cash flows. Please obtain an audit opinion from your auditors, which also includes their opinion on the aforementioned financial statements. In doing so, please file an amended Form 10-KSB.

Note 3 - Significant Accounting Policies

(b) Property and Equipment, page F-9
7. Please expand your disclosure to include the useful lives for each of the fixed assets categories you have disclosed in Note 5.

(f) Revenue Recognition, page F-9
8. Please expand your revenue recognition disclosure to include how you recognize revenue in accordance with SAB 104.

(k) Foreign Currency Translation, page F-11
9. Please revise your disclosure or state separately on the consolidated statements of operations the transaction gain or loss for each period presented. Refer to paragraph 30 of SFAS 52.





Note 8 - Stock Options and Warrants

Stock Options, page F-14
10. You have disclosed you recorded $38,758 relating to the fair value of options granted to a consultant during the year ended August
31, 2004. Please expand your disclosure to include the date of the grant, the number of options granted and the exercise price of the options.

Note 15 - Subsequent Events, page F-17
11. Did the execution of the contract with Magna Advanced Technologies, which waived the monthly engineering fees and the mandatory lump sum advance royalty, have an impact on the revenue recorded in the years ended August 31, 2004 and 2003? If so, please describe to us in detail how. Please also discuss this in your MD&A.

Item 8A.  Controls and Procedures, page 17
12. Your disclosure controls and procedures should have been evaluated as of the end of the period as opposed to within 90 days of the filing being made. Please amend your disclosure to disclose the effectiveness of your disclosure controls and procedures as of the end of the period. See Item 307 of Regulation S-B.

Item 10.  Executive Compensation, page 22
13. Please expand your disclosure to include information relating to
Option/SAR grants made during the fiscal year.  Refer to Item
402(c)
of Regulation S-B.


FORM 10-QSB FOR THE PERIOD ENDED NOVEMBER 30, 2004

Comments applicable to your overall filing
14. Please address the comments above in your interim Forms 10-Q as well.
15. Your Form 10-KSB for the year ended August 31, 2004 includes disclosure relating to material correspondences with the European Patent Office that were not disclosed to the U.S. Patent Office during the application period for your US Patent. Please expand your disclosures to provide an update on the status of this oversight and any changes to your outlook.

16. You have disclosed on page 12 of Form 10-KSB for the year ended
August 31, 2004 certain objectives, including developing and refining joint venture and licensing agreements for existing and potential customers and developing alliances with gear manufacturers.
Please
expand your disclosure to include an update on the status of these objectives and changes in your outlook on these objectives.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-5578 or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,

							Rufus Decker
							Accounting Branch Chief
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Mr. Laith I. Nosh
February 11, 2005
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE